ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-187493

DOLLAR GENERAL CORPORATION

PRICING TERM SHEET

October 15, 2015

$500,000,000 4.150% Senior Notes Due 2025

Issuer:	Dollar General Corporation

Expected Settlement Date:	October 20, 2015

Current Ratings*:	Baa3 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services

Final Maturity Date:	November 1, 2025

Principal Amount:	$500,000,000

Coupon:	4.150%

Interest Payment Dates:	May 1 and November 1, commencing May 1, 2016

Price to Public:	99.844%, plus accrued interest, if any, from October 20, 2015

Benchmark Treasury:	2.000% U.S. Treasury due August 1, 2025

Benchmark Treasury Price and Yield:	99-26+; 2.019%

Spread to Benchmark Treasury:	215 basis points

Yield to Maturity:	4.169%

Make-Whole Call:	T+35 basis points (prior to August 1, 2025)

Par Call:	On and after August 1, 2025 at 100%, plus accrued and unpaid interest to the redemption date

Use of Proceeds:

We estimate that our net proceeds from this offering, after deducting the underwriting discounts and estimated offering expenses payable by us, will be approximately $494.9 million. We intend to use the net proceeds of this offering, together with borrowings under our New Credit Facilities, to repay all of the outstanding borrowings under our Existing Credit Facilities and for general corporate purposes.

The weighted average interest rates for borrowings under our Existing Credit Facilities were 1.5% and 1.6% (without giving effect to the interest rate swaps) as of January 30, 2015 and July 31, 2015, respectively. The Existing Credit Facilities are scheduled to mature on April 11, 2018.

Certain of the underwriters and/or their affiliates are lenders under our Existing Credit Facilities and will receive a portion of the net proceeds from this offering. For more information, see “Conflicts of Interest.”

CUSIP and ISIN:	CUSIP: 256677AD7 ISIN: US256677AD70

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	J.P. Morgan Securities LLC Fifth Third Securities, Inc. Regions Securities LLC BBVA Securities Inc. PNC Capital Markets LLC Mizuho Securities USA Inc.

Co-Managers:	Capital One Securities, Inc. BB&T Capital Markets, a division of BB&T Securities, LLC KeyBanc Capital Markets Inc.

Conflicts of Interest:

Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, U.S. Bancorp Investments, Inc., Regions Securities LLC, BBVA Securities Inc. and PNC Capital Markets LLC may receive at least 5% of the net proceeds of this offering in connection with the repayment of the Existing Credit Facilities. See “Use of Proceeds.” Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Because the notes to be offered will be rated investment grade, pursuant to Rule 5121, the appointment of a qualified independent underwriter is not necessary. Pursuant to FINRA Rule 5121, Merrill Lynch, Pierce, Fenner & Smith Incorporated and U.S. Bancorp Investments, Inc. will not confirm sales of the notes to any account over which they exercise discretionary authority without the prior written approval of the customer.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication related.  Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Citigroup Global Markets Inc., Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: (800) 831-9146 or email prospectus@citi.com; Goldman, Sachs & Co. at 1-866-471-2526 or facsimile at 1-212-902-9316 or email prospectus-ny@ny.email.gs.com; or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or email dg.prospectus_requests@baml.com.